

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

June 26, 2008

Via facsimile [250-763-1278] and U.S. mail
Evan Williams
President
Race World International, Inc.
968 – 240th Street
Langley, British Columbia, Canada, V2Z 2Y3

Re: Race World International, Inc.
Registration Statement on Form SB-2/A
Filed May 30, 2008
File No. 333-148636

Dear Mr. Williams:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Our Business, page 1

1. Refer to the first paragraph. It does not appear that you are far enough along in your planning and financing to specify here how the main road track and drag strip will be designed and built. Please delete the detailed description. In the alternative, please revise to indicate this is your plan or belief and that you currently do not have the financing for this phase.

2. We note your response to our prior comment 5 and revised disclosure. These time frames appear aggressive. Please balance your disclosure by indicating that there is no guarantee that these timelines will be met. Also, balance your disclosure in the chart regarding the time frames by disclosing what you have accomplished since your inception date so that investors can get a sense of how realistic your time frames are. Similarly revise your disclosure under "Description of Business," at page 24.

Risk Factors, page 3

We May Be Unable to Secure Additional Funding, page 15

3. Please correct the formatting of the chart regarding offerings that appears in this risk factor.

Age of Financials

4. Please consider the updating requirements.

Accountant's Consent

5. Amendments should contain currently dated accountant's consents.

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact me at 202-551-3210 with any questions.

Regards,

Susan C. Block
Attorney-Advisor

cc: Bryan Nordine *via facsimile* [250] 763-1278